PRESS RELEASE

TSX-CZN	March 24, 2004

• Summer 2004 Exploration Program Approved

Canadian Zinc Corporation -- Vancouver – March 24, 2004 - Embargoed – at 9:00 A.M. Eastern Time.  The Board of Directors has approved the proposed 2004 summer exploration program for the Prairie Creek Mine Property in the Northwest Territories of Canada.  Planning for the upcoming program is underway and the site, airstrip and camp are scheduled to be opened in early May, 2004. The approved budget, which totals over $3,000,000, includes $1,800,000 specifically earmarked for exploration outside the currently known resource and mine area.

At Prairie Creek twelve mineralized zones, typically veins containing, zinc, lead, copper with significant silver grades, have been identified on surface along the Prairie Creek geological structure which has been traced for over sixteen kilometers along the company’s 7400 hectare property.  The existing mineral resource at Prairie Creek has been defined within Zones 1, 2 and 3 only.  Within Zone 3 underground development on three levels has proven 940 meters of vein strike length and surface diamond drilling has indicated a continuation of the vein for 2.1 kilometers.  The vein remains open to the north.

In addition to the vein mineralization, stratabound massive sulfides with drilled thicknesses up to 28 meters containing zinc, lead and modest silver values, have been intersected in Zones 3, 4, 5 and 6 over a strike length of more than three kilometers, although detailed drill exploration has only taken place within Zone 3 over a limited strike length of one kilometer.

The approved 2004 exploration budget will be utilized during the summer of 2004 for a new aggressive surface diamond drill program at Prairie Creek to explore the largely untested known zones and mineralization outside Zone 3.  It is anticipated that the exploration program will include between 10,000 to 15,000 meters of drilling on three to four separate target areas.

Canadian Zinc recognizes that the Prairie Creek Mine Property is under explored and believes that the presently defined mineral resources can be substantially enhanced through further exploration and that the property offers excellent opportunity for new discoveries.

Underground Development Program:

Planning is also continuing on the proposed underground development program.  Tenders have been invited from qualified contractors and it is anticipated that this program will commence at Prairie Creek later in the year.  The program will involve driving a decline approximately 600 meters to be followed by between 8,000 to 10,000 meters of underground diamond drilling within Zone 3 targeted at both vein and stratabound massive sulfide mineralization.

The underground development program will enable infill drilling within the known resource area, further exploration for new resources and will also facilitate in obtaining fresh ore samples for further metallurgical testing.  It is anticipated that the additional budget for the underground program will be approximately $2.5 million and the program will run six to nine months from commencement.

Metallurgical Testing Program:

The proposed on-site metallurgical testing program, which includes the installation of a pilot plant at Prairie Creek and for which a Water License with a term of five years was issued in September 2003, will not be carried out in 2004.   The testing program requires fresh ore samples which will not be available until completion of the underground development program.  It is anticipated that further laboratory and bench-scale metallurgical studies will be carried out off-site as the program proceeds.

Permitting

The Appeal to the Federal Court, which was filed in October 2003, by the Deh Cho First Nations against the Mackenzie Valley Land and Water Board seeking judicial review of the decision of the Water Board to grant the Water License, has not progressed and remains pending. The Judicial Review Appeal will not affect the proposed 2004 exploration and development programs.  The Land Use Application submitted to the Mackenzie Valley Land and Water Board in 2003 for a permit for use of the winter road access route that runs from the Liard Highway into the mine, continues in the written hearing stage.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totaling 11.9 million tonnes, grading 12.5% zinc, 10.1% lead, 0.4% copper and 161 grams per tonne silver.  The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

For further information contact:

Alan Taylor	John F. Kearney
Vice President Exploration &Chief Operating Officer	Chairman
(604) 688-2001	(416) 362-6686

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com